UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of February, 2007.
DOMTAR INC.
395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
     Form 20-F ☐                      Form 40-F ☑
     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
     Yes ☐                                NO ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.........
Attached is Domtar Inc.’s unaudited reconciliation of Canadian GAAP and US GAAP relating to the unaudited pro forma financial information of Domtar reflecting the sale of Norampac.

INCORPORATION BY REFERENCE
Attached as Exhibit 99.1 to this report on Form 6-K/A is Domtar Inc.’s unaudited reconciliation of Canadian GAAP and U.S. GAAP relating to Domtar’s unaudited interim consolidated pro forma financial information for the nine months ended September 30, 2006 and Domtar’s unaudited consolidated pro forma financial information for the 12 months ended December 31, 2005, 2004 and 2003, included as Exhibit 99.4 to Domtar’s Form 6-K provided to the SEC on January 26, 2007, reflecting the sale of Norampac.
This reconciliation is being filed in connection with the filing by Domtar Corporation of its Registration Statement on Form 10, as amended, with the SEC. The Domtar Corporation Form 10 relates to certain transactions associated with the proposed combination of Domtar and Weyerhaueser’s Fine Paper Business initially announced by Domtar on August 23, 2006.
This Report on Form 6-K/A updates Exhibit 99.4 to Domtar’s Form 6-K/A provided to the SEC January 26, 2007.

SIGNATURES
EXHIBIT INDEX
EX-99.1: RECONCILIATION OF CANADIAN GAAP AND US GAAP

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC. (Registrant)

Date: February 1, 2007	By	/s/ Razvan L. Theodoru

Razvan L. Theodoru
Corporate Secretary

FORM 6-K
Domtar Inc.
February 1, 2007
EXHIBIT INDEX

Exhibit No.	Description

99.1	Domtar Inc.’s reconciliation of Canadian GAAP and US GAAP relating to the unaudited pro forma financial information of Domtar reflecting the sale of Norampac.